Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

  Telephone (801) 363-7411

Branden T. Burningham, Esq.

  Fax (801) 355-7126

Bradley C. Burningham, Esq.

  email lwb@burninglaw.com

February 2, 2009

Securities and Exchange Commission

Via EDGAR

Re:

Oak Ridge Micro-Energy, Inc.

Form 10-KSB for the year ended December 31, 2007

Filed April 15, 2008

Form 10-Q/A for the period ended March 31, 2008

Form 10-Q/A for the period ended June 30, 2008

Form 10-Q for the quarter ended September 30, 2008

File No. 000-50032

Dear Ladies and Gentlemen:

The Company would like to request additional time to respond to your comment letter dated January 15, 2009, for Oak Ridge Micro-Energy, Inc.  The Company believes that it will have these responses and changes by Monday, February 9, 2009.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg